Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES
FIRST QUARTER RESULTS
Gross Auction Sales Grow by 23% and Earnings per Share Increase by 33% Over 2006 First Quarter
FOR IMMEDIATE RELEASE: May 1, 2007
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced net earnings of $17.6 million, or $0.50 per diluted weighted average share, for the quarter ended March 31, 2007, a 33% increase over the comparable period in 2006. All dollar amounts are presented in United States dollars.
Gross auction sales for the quarter ended March 31, 2007 were $700 million, a record first quarter performance for the Company and a 23% increase over the prior year’s first quarter gross auction sales. Auction revenues were $69.4 million for the first quarter of 2007, an increase of 24% compared to the equivalent quarter in the prior year. The Company’s auction revenue rate (auction revenues as a percentage of gross auction sales) was 9.90% for the first quarter of 2007, compared to 9.79% for the first quarter of the previous year.
Ritchie Bros. conducted 32 unreserved industrial auctions during the quarter ended March 31, 2007, at locations throughout North America, Europe, the Middle East, Australia and Mexico. Four of those auctions set regional gross auction sales records, including the largest auction in the Company’s history in February at its permanent auction site in Orlando, Florida, which achieved gross auction sales of over $172 million. The Company also held 15 unreserved agricultural auctions, which generated gross auction sales of $11.9 million, compared to 24 agricultural auctions with gross auction sales of $30.4 million in the first quarter of 2006.
The Company sold in excess of 55,000 lots from over 6,500 industrial consignments and had more than 55,000 bidder registrations at its industrial auctions during the quarter ended March 31, 2007. Internet bidding remained an important enhancement to the Company’s live auctions, as the Company sold nearly $120 million worth of trucks and equipment in the first quarter of 2007 to on-line buyers using the Company’s rbauctionBid-Live system.
Although the Company’s auctions have varied in size over the last 12 months, the average Ritchie Bros. industrial auction in the 12 month period ended March 31, 2007 attracted over 1,300 bidder registrations (12 months ended March 31, 2006 —1,300) and featured around 1,400 lots (12 months ended March 31, 2006 — 1,300) consigned by 283 consignors (12 months ended March 31, 2006 — 185), generating average gross auction sales of approximately $15.3 million per auction (12 months ended March 31, 2006 — $13.5 million). The Company’s agricultural auctions for the 12 months ended March 31, 2007 averaged approximately $1.0 million in size, compared to approximately $0.9 million for the 12 months ended March 31, 2006.
Subsequent to March 31, 2007, the Company opened new permanent auction sites in Denver Colorado, to replace an existing permanent auction site in Denver, and in Columbus, Ohio. The Company now has 35 auction facilities around the world. The Company also completed the acquisition of approximately 160 acres of land near Kansas City, Missouri, on which it intends to construct a new permanent auction site to replace the Company’s existing regional auction unit on leased land in that city.

Peter Blake, the Company’s CEO, commented: “We experienced strong growth in all of our markets in the first quarter of this year, indicating to us that the momentum of our unreserved auction model continues to be strong. We remain focused on growing our earnings at a sustainable pace by expanding simultaneously on three fronts: (1) expansion of our infrastructure, including our administrative, yard and support teams, our network of auction sites and our business systems and processes; (2) expansion of our sales team; and (3) expansion of the quantity and range of assets we sell. Our progress in executing our strategy, particularly with respect to infrastructure, gives me confidence that we are on the right track and are well positioned to achieve our earnings growth goals.”
The Company’s Board of Directors today announced the declaration of a quarterly cash dividend of $0.21 per common share payable on June 15, 2007 to shareholders of record on May 25, 2007.
As part of its ongoing succession plans, the Company also announced today that it intends to re-establish the role of Chief Operating Officer in early 2008 and to appoint Robert S. Armstrong, the Company’s Chief Financial Officer and Corporate Secretary, to this position. The Company expects to commence shortly a search for a new Chief Financial Officer to succeed Mr. Armstrong.
Gross auction sales represent the aggregate selling prices of all items sold at auction and are not presented in the Company’s consolidated financial statements; the most comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial assets, including trucks, equipment and other assets used in the construction, transportation, mining, forestry, petroleum, materials handling, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2007 first quarter financial results at 8:00am Pacific Time (11:00am Eastern Time) on May 1, 2007. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the Company’s ability to grow its earnings at a sustainable pace and expand its infrastructure, sales team, and quantity and range of assets it sells; and the Company’s proposed construction of a new auction site in Missouri. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

	Three months ended	Three months ended
Consolidated Statements of Operations (USD	March 31, 2007	March 31, 2006
thousands, except share and per share amounts)	(unaudited)	(unaudited)

Gross auction sales	$700,368	$571,528

Auction revenues	$69,362	$55,973
Direct expenses	7,071	6,426

	62,291	49,547
Expenses
Depreciation and amortization	4,225	3,254
General and administrative	30,729	26,153

Earnings from operations	27,337	20,140

Other income (expenses)
Interest expense	(326)	(285)
Other income	415	385

Earnings before income taxes	27,426	20,240

Income taxes	9,867	7,042

Net earnings	$17,559	$13,198

Net earnings per share	$0.51	$0.38
Net earnings per share — diluted	$0.50	$0.38

Weighted average shares outstanding	34,679,390	34,454,780
Diluted weighted average shares outstanding	35,140,358	34,796,815

	March 31, 2007
Selected Balance Sheet Data (USD thousands)	(unaudited)	December 31, 2006

Current assets	$408,724	$228,067
Current liabilities	312,825	133,698

Working capital	$95,899	$94,369

Total assets	746,957	554,227
Long-term debt	42,861	43,081
Total shareholders’ equity	381,555	368,637

	Three months ended	Three months ended
	March 31, 2007	March 31, 2006
Selected Operating Data (unaudited)	(unaudited)	(unaudited)

Auction revenues as percentage of gross auction sales	9.90%	9.79%
Number of consignors at industrial auctions	6,507	6,122
Number of bidders at industrial auctions	55,040	52,075
Number of buyers at industrial auctions	16,524	15,333
Number of permanent auction sites	27	25
Number of regional auction units	8	7
For further information, please contact:
Jeremy Black
Senior Manager — Finance
Phone:           604 273 7564
Fax:                 604 273 2405
Email:           ir@rbauction.com